Exhibit 99.3

PRESS RELEASE

AC Immune Reports Third Quarter 2022 Financial Results and
Provides a Corporate Update

●	Announced initiation of dosing of anti-Abeta vaccine ACI-24.060 in the biomarker-based Phase 1b/2 ABATE study in patients with prodromal Alzheimer’s disease and individuals with Down syndrome
●	Received regulatory clearance to initiate an adaptive, biomarker-based Phase 2 study of the anti-alpha-synuclein vaccine ACI-7104 in patients with early Parkinson’s disease
●	Phase 2 API ADAD study results presented at AAIC 2022 showed numerical differences across multiple endpoints favoring crenezumab anti-Abeta antibody over placebo, though none were statistically significant
●	Tau positron emission tomography (PET) tracer PI-2620 advanced into late-stage development for which we have recognized milestone revenue from our partner Life Molecular Imaging
●	Follow-on grant from the Michael J. Fox Foundation paves the way for enhanced clinical studies of alpha-synuclein PET tracer ACI-12589
●	Four clinical readouts delivered to date; three more expected by year-end
●	Strong end of quarter financial position of CHF 140.5 million is now expected to extend cash for operations into Q3 2024 without considering potential milestone payments

Lausanne, Switzerland, October 28, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today reported results for the third quarter ended September 30, 2022, and provided a corporate update.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “With the recent positive data for an anti-Abeta antibody, lecanemab, further supporting the amyloid hypothesis in Alzheimer’s disease (AD), we are advancing towards year-end with strong momentum and renewed enthusiasm for the amazing potential of our development programs. The recent data also highlight the importance of intervening early in AD, further underlining the fundamental need for precision medicine in neurodegenerative diseases. This bodes well for our wholly owned vaccine ACI-24.060, which targets the two most toxic forms of Abeta, soluble toxic Abeta oligomers and pyroglu-Abeta. Because ACI-24.060 is a vaccine, it also has the potential to offer safety, efficacy, and logistical advantages compared to monoclonal antibodies. A key Phase 1b readout from ACI-24.060’s translational, biomarker-based trial is planned later this year, and is expected to inform our advancement into Phase 2 cohorts in AD and Down syndrome-related AD.”

“Our cutting-edge diagnostic programs also received key external validation last quarter, with our partner Life Molecular Imaging announcing initiation of late-stage clinical development of our Tau PET tracer – triggering a milestone payment. The Michael J. Fox Foundation (MJFF) also recognized our alpha-synuclein (a-syn) tracer with a follow-on grant to develop a-syn PET tracers that could accelerate clinical development. These accomplishments affirm our leadership and

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commitment to leveraging precision medicine to enable earlier diagnosis, treatment, and ultimately prevention of neurodegenerative disease.”

Q3 2022 and Subsequent Highlights

◾	Detailed results from the Phase 2 Alzheimer’s Prevention Initiative (API) study evaluating the anti-Abeta monoclonal antibody crenezumab in autosomal dominant Alzheimer’s disease (ADAD) were presented at the 2022 Alzheimer’s Association International Conference (AAIC) by AC Immune’s partner Genentech, a member of the Roche group, and the Banner Alzheimer’s Institute. Numerical differences favoring crenezumab were observed across both co-primary endpoints, as well as multiple secondary and exploratory endpoints, though none were statistically significant. Demographic and baseline biomarker data indicate a confluence of factors may have led the study to have lower than expected statistical power. All mutation carriers in the study may continue to receive crenezumab while the data are further analyzed.
◾	Provided an update on the Phase 1b/2 ABATE study of the anti-Abeta vaccine ACI-24.060 in patients with prodromal AD and individuals with Down syndrome (DS). Clinical sites in the UK and Spain are now open and recruiting following regulatory clearances in both countries. Interim results are expected around year end 2022 with plans to submit a U.S. Investigational New Drug (IND) application in Q1 2023.
◾	Received clearance for a clinical trial application to initiate an adaptive, biomarker-based Phase 2 study of the anti-a-syn vaccine ACI-7104 in patients with early Parkinson’s disease (PD). Initiation of the trial is expected in Q4 2022.
◾	The Tau PET tracer, PI-2620, is being advanced into late-stage development in AD by our partner, Life Molecular Imaging, following supportive results from an investigator-sponsored Phase 2 AD trial that showed its suitability as a targeted radiopharmaceutical for the detection of Tau deposits and for measuring longitudinal changes in subjects with mild cognitive impairment (MCI) as well as in patients with AD.
◾	Received a MJFF follow-on grant to support the continued development of ACI-12589, AC Immune’s wholly-owned a-syn PET tracer. The new grant brings the total MJFF funding for this program up to USD 3.7 million.
◾	Showcased pipeline of potentially first- and best-in-class therapeutic and diagnostic candidates with 10 presentations at the AAIC.
◾	First-time presentation at AAIC of a biomarker-based, translational clinical trial of AC Immune’s wholly owned anti-Abeta vaccine, ACI-24.060, in patients with AD and individuals with DS.
◾	Hosted a key opinion leader webinar on the potential benefits of vaccines for Alzheimer’s and Parkinson’s diseases. The webinar featured a presentation by Cynthia A. Lemere, Ph.D., of the Ann Romney Center for Neurologic Diseases at Brigham & Women’s Hospital and Harvard Medical School. To view a replay of the webinar, click here.

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Achieved and Anticipated 2022 Clinical Milestones

ACI-24.060 anti-Abeta vaccine

Dosed first patient in Phase 1b/2 ABATE study of ACI-24.060 in patients with AD and individuals with DS.

Phase 1b safety and immunogenicity data readout in AD and decision to move into DS expected in Q4 2022. Submission of U.S. Investigational New Drug (IND) application planned in Q1 2023.

ACI-35.030 anti-pTau vaccine	Reported Phase 1b/2a interim analysis from highest dose group. Expect the decision to move into late-stage development in Q4 2022.
ACI-7104 anti-a-syn vaccine	Initiation of Phase 2 trial in early PD expected in Q4 2022.
Crenezumab anti-Abeta antibody	Reported detailed results from Phase 2 API-ADAD study in autosomal dominant AD. Additional fluid biomarker data to be presented at CTAD 2022 Conference
Semorinemab anti-Tau antibody	Additional biomarker data from the Phase 2 Lauriet study in mild-to-moderate AD expected at CTAD 2022 Conference.
ACI-12589 a-syn-PET tracer	Reported breakthrough results from first-in-human study at AD/PD™ 2022 conference.
PI-2620 Tau-PET tracer	Reported Phase 2 results in AD enabling entry into late-stage development connected to a milestone payment. Clinical PET study data in orphan indication in Q4 2022.

Analysis of Financial Statements for the Quarter Ended September 30, 2022

◾	Cash Position: The Company had a total cash balance of CHF 140.5 million, composed of CHF 44.5 million in cash and cash equivalents and CHF 96.0 million in short-term financial assets. This compares to a total cash balance of CHF 198.2 million as of December 31, 2021. The Company’s cash balance provides cash for operations into Q3 2024 without consideration of potential incoming milestone payments.
◾	R&D Expenditures: R&D expenses decreased by CHF 0.7 million for the three months ended September 30, 2022, to CHF 14.4 million.
o	Discovery and preclinical expenses (- CHF 0.8 million): The Company decreased expenditures across a variety of its discovery and preclinical programs.
o	Clinical expenses (- CHF 0.6 million): The Company’s increased expenditures for the accelerated clinical development programs of ACI-7104 and ACI-24.060 were offset by lower costs in various other clinical programs as they achieved anticipated goals.
o	Other non-allocated (+ CHF 0.5 million): The Company’s other non-allocated R&D expenditure increased by CHF 0.5 million mostly related to the reallocation of certain IT and facilities costs and IT investments.
◾	G&A Expenditures: For the three months ended September 30, 2022, G&A decreased by CHF 2.1 million to CHF 3.3 million. This decrease is mostly related to the reallocation of certain IT and facilities expenditures made in Q3 2022 that were not reclassified in the prior period and the reversal of certain share-based compensation expenses.

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◾	Other Operating Income: The Company recognized CHF 0.3 million in grant income for R&D activities performed under our Michael J. Fox Foundation for Parkinson’s Research (MJFF) and Target ALS grants, an increase of less than CHF 0.1 million compared to the prior period.
◾	IFRS Loss for the Period: The Company reported a net loss after taxes of CHF 13.5 million for the three months ended September 30, 2022, compared with a net loss of CHF 15.9 million for the comparable period in 2021.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in phase 2 clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressely not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments

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and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Consolidated Balance Sheets

(In CHF thousands)

	As of September 30,	As of December 31,
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	4,687	5,116
Right-of-use assets	2,491	2,914
Intangible asset	50,416	50,416
Long-term financial assets	361	363
Total non-current assets	57,955	58,809
Current assets
Prepaid expenses	2,888	3,015
Accrued income	50	975
Other current receivables	4,161	428
Short-term financial assets	96,000	116,000
Cash and cash equivalents	44,503	82,216
Total current assets	147,602	202,634
Total assets	205,557	261,443

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	1,797	1,794
Share premium	431,303	431,251
Treasury shares	(124)	(124)
Currency translation differences	72	—
Accumulated losses	(242,994)	(200,942)
Total shareholders’ equity	190,054	231,979

Non-current liabilities
Long-term lease liabilities	1,903	2,340
Net employee defined-benefit liabilities	—	7,098
Total non-current liabilities	1,903	9,438

Current liabilities
Trade and other payables	1,519	2,003
Accrued expenses	10,976	16,736
Deferred income	524	717
Short-term lease liabilities	581	570
Total current liabilities	13,600	20,026
Total liabilities	15,503	29,464
Total shareholders’ equity and liabilities	205,557	261,443

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Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2022	2021	2022	2021
Revenue
Contract revenue	3,934	—	3,934	—
Total revenue	3,934	—	3,934	—

Operating expenses
Research & development expenses	(14,385)	(15,118)	(45,200)	(42,158)
General & administrative expenses	(3,274)	(5,420)	(11,828)	(14,993)
Other operating income/(expense)	262	255	944	928
Total operating expenses	(17,397)	(20,283)	(56,084)	(56,223)
Operating loss	(13,463)	(20,283)	(52,150)	(56,223)

Financial income	11	4,424	11	4,424
Financial expense	(77)	(181)	(356)	(408)
Exchange differences	17	122	502	487
Finance result, net	(49)	4,365	157	4,503
Loss before tax	(13,512)	(15,918)	(51,993)	(51,720)
Income tax expense	(4)	—	(11)	—
Loss for the period	(13,516)	(15,918)	(52,004)	(51,720)
Loss per share:	(0.16)	(0.22)	(0.62)	(0.71)

Statements of Comprehensive Income/(Loss)

(In CHF thousands)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2022	2021	2022	2021
Loss for the period	(13,516)	(15,918)	(52,004)	(51,720)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	23	—	72	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	178	—	7,559	—
Total comprehensive loss, net of tax	(13,315)	(15,918)	(44,373)	(51,720)

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Reconciliation of loss to adjusted loss and

loss per share to adjusted loss per share

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
In CHF thousands, except for share and per share data	2022	2021	2022	2021
Loss	(13,516)	(15,918)	(52,004)	(51,720)
Adjustments
Non-cash share-based payments[1]	555	1,388	2,441	3,081
Foreign currency (gains)/losses[2]	(132)	(117)	(839)	(481)
Change in fair value of derivative financial assets[3]	—	(4,424)	—	(4,424)
Transaction costs[4]	—	335	—	745
Adjusted Loss	(13,093)	(18,736)	(50,402)	(52,799)

Loss per share – basic and diluted	(0.16)	(0.22)	(0.62)	(0.71)
Adjustment to loss per share – basic and diluted	—	(0.04)	0.02	(0.02)
Adjusted loss per share – basic and diluted	(0.16)	(0.26)	(0.60)	(0.73)
Weighted-average number of shares outstanding Adjusted loss –basic and diluted	83,590,948	72,887,967	83,537,655	72,638,698

1	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.
2	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.
3	Reflects the change in fair value of the derivative financial instruments associated with the convertible notes due to Investors as part of the prior year asset acquisition
4	Reflects transaction costs for the asset acquisition for a portfolio of therapeutics targeting alpha-synuclein and cash completed in the prior year.

Adjustments for the three and nine months ended September 30, 2022, decreased net loss by CHF 0.4 million and CHF 1.6 million, respectively compared with an increase to net loss of CHF 2.8 million and CHF 1.1 million, respectively, for the comparable periods in 2021. The Company recorded CHF 0.6 million and CHF 2.4 million for share-based compensation expenses, respectively, in each of these periods, and there were foreign currency re-measurement gains of CHF 0.1 million and CHF 0.8 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods. In the prior comparable periods, the Company also recognized a CHF 4.4 million gain on the change in fair value of the derivative financial assets associated with the convertible notes. This gain did not arise in the current periods. Finally, the Company incurred CHF 0.3 million and CHF 0.7 million in transaction costs associated with its acquisition of a portfolio of therapeutics targeting alpha-synuclein in the three and nine months ended September 30, 2021 that did not repeat in the current periods.

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